FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following text is the English version of a news release issued in Germany by HSBC Trinkaus & Burkhardt AG, an 80.4% indirectly owned subsidiary of HSBC Holdings plc.

14 November 2012

HSBC TRINKAUS & BURKHARDT AG
THIRD QUARTER 2012 RESULTS

• Operating profit of €178.9m was 10.4% higher than for the comparable period of 2011 (€162.1m).
• Net profit of €124.6m was 8% higher than for the comparable period of 2011 (€115.5m).
• Net interest income improved significantly by 24%, to €135.3m, compared to the first nine months of 2011 (€109.3m).
• Net fee income of €293.4m was slightly below the comparable period of 2011 (€296.0m).
• Core tier 1 capital ratio remains solid at 11.7% (31 December 2011: 11.5%).

In a difficult market environment HSBC Trinkaus & Burkhardt AG ('HSBC Trinkaus' or the 'bank') recorded a strong performance in the first nine months of 2012. Operating profit of €178.9m was 10.4% higher than for the comparable period of 2011 (€162.1m). The increase was due primarily to higher levels of net interest income and net trading income, partially offset by higher administrative expenses arising from a one-off restructuring provision in respect of the organisational effectiveness programme. At €124.6m, net profit was 8% higher than for the first nine months of 2011 (€115.5m).

The core tier 1 capital ratio improved slightly to 11.7% compared with 11.5% at 31 December 2011. The bank, which meets the higher capitalisation requirements under Basel III, has sufficient capital to allow for further business expansion. The bank's long-term 'AA' issuer rating was reaffirmed by Fitch in April 2012. HSBC Trinkaus therefore retains the highest Fitch rating of all the German private commercial banks.
Financial commentary
Net interest income increased significantly, up 24%, to €135.3m, compared to the first nine months of 2011 (€109.3m). The increase is attributable to higher volumes of loans and advances to customers and an increased holding of financial assets used as a liquidity cushion. This increase was achieved against a backdrop of declining margins in the deposit, and to a lesser extent the lending, businesses.

There was a net release of loan impairment and other credit risk of €1.4m in the first nine months of 2012 (€12.8m in the comparable period in 2011). An increase in collectively assessed impairments was more than offset by releases of individually assessed impairments against a small number of exposures.

At €293.4m, net fee income was just below the net fee income for the comparable period in 2011 (€296.0m). In the securities and investment banking businesses, reduced customer demand resulted in lower transaction volumes in line with reduced market turnover. The resulting fall in net fee income was largely offset by an increase in fees from the foreign exchange and derivatives businesses.

Net trading income improved by 53.1% to €147.4m (€96.3m in the first nine months of 2011). This increase was primarily due to a one-off gain in equity trading arising during the second quarter of the year, augmented by higher treasury trading results.

Administrative expenses increased by 8.1% to €397.1m (€367.2m in the first nine months of 2011) mainly due to a one-off restructuring provision. At 68.2% the cost efficiency ratio remained within an appropriate range of 65% to 70% for the business model of HSBC Trinkaus. The moderate decline in the size of the workforce, following theorganisationaleffectivenessprogramme, should lead to a significant decrease in administrative expenses. The benefits from the programme have already had a positive impact in reducing other administrative expenses during the third quarter of 2012.

Income from financial assets improved by €3.0m to €9.5m for the first nine months of 2012. Write-downs of investments in the real estate sector were offset by higher gains on disposals and releases of impairments against financial securities.

HSBC Trinkaus' total assets increased by 19.1% since the end of 2011, to €24.6bn as at 30 September 2012 (31 December 2011: €20.6bn). 50% of assets are funded by customer deposits, which remain the bank's main source of funding. The bank's financial position remains characterised by excellent liquidity. HSBC Trinkaus' capital ratio remains high at 15.0%, the same level as 31 December 2011.

Business segment information
The Institutional Clients, Corporate Banking and Global Markets segments improved their results compared to first nine months of 2011. On the other hand, earnings in the high net worth private clients business declined due to lower levels of client-led business activities in the current uncertain economic environment.

Outlook
Thanks to its proven business model and strong capital base HSBC Trinkaus is in a strong position and will continue to work towards achieving its growth strategy in all business segments. Despite the fact that there are indicators of a slowdown in economic activity in Germany, the bank is anticipating earnings around the prior-year level for 2012.

Media enquiries to Steffen Pörner on +49 211 910-1664 or at steffen.poerner@hsbctrinkaus.de

Notes to editors:
1. HSBC Trinkaus & Burkhardt AG
HSBC Trinkaus is a commercial bank which draws on its more than 227-year-old tradition as a trusted advisor to its clients. It is one of Germany's leading banks and a member of the HSBC Group, one of the world's largest banking and financial services organisations. HSBC Trinkaus' particular strength lies in its detailed knowledge of the international markets, mainly the emerging markets, and in its global network which helps its clients grasp international opportunities. With more than 2,500 employees HSBC Trinkaus can be found in seven locations in Germany in addition to the head office in Düsseldorf and has access to the global network of the HSBC Group. With total assets of €24.6bn and €144.6bn in funds under management and administration and a long-term 'AA' issuer rating unchanged since December 2007, the bank has the highest Fitch rating of any of the German private commercial banks. The bank's central target groups are corporate clients, institutional clients and wealthy private clients. (Figures as at 30 September 2012).

HSBC Trinkaus' press releases can be found on the www.hsbctrinkaus.de homepage under 'Press'.

2. HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,900 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, and the Middle East and North Africa. With assets of US$2,721bn at 30 September 2012, the HSBC Group is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                          By:

                                                                                   Name:   P A Stafford

                                                                                                   Title: Assistant Group Secretary

                                                                                        Date: 14 November 2012